
May 23, 2016

Via E-mail
Mr. Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019

> **Re:** **Omega Protein Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 20, 2016 by Wynnefield Capital, Inc. et al.**
> **File No. 001-14003**

Dear Mr. Tullman:

We have reviewed the above filing and have the following comments.

How many shares of Common Stock must be voted in favor of the Nominees…?, page 8

1. Disclosure states that withholding authority to vote for any director nominee will have no impact on the election of directors. Similar disclosure appears on page 20. Given that there are more nominees than board seats available, and that directors are elected by a plurality of votes cast, please revise your disclosure to explain how this is the case. Withholding authority to vote with respect to a nominee would appear to result in that nominee receiving fewer votes and therefore contribute to that nominee not receiving the highest number of "for" votes.

Background of this Proxy Solicitation, page 10

2. Refer to the second bullet point on page 14. Please revise to characterize it as the Wynnefield Group's belief that the statements noted in the bullet point are "materially false and misleading." Please also clarify this paragraph so that it is clear what the Wynnefield Group believes has been misinterpreted as an offer. In particular, the meaning of the disclosure indicating that Wynnefield Group's counsel "proffered his analysis of the probable outcome of the proxy contest" is not clear. In responding to this comment, please be aware of Note D to Rule 14a-9 of Regulation 14A.

Solicitation; Expenses, page 28

3. Disclosure states that the Wynnefield Group "may" seek reimbursement from the registrant for expenses incurred by it in connection with the solicitation. Please revise to

disclose whether reimbursement will be sought from the registrant. See Item 4(b)(5) of Schedule 14A.

You may contact Bryan J. Pitko, at (202) 551-3203, or me at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions